September 24, 2024
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 355 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Astoria International Quality Growth Kings ETF; Astoria US Quality Growth Kings ETF

Dear Ms. Browning:
This correspondence responds to additional comments received by the undersigned from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to correspondence filed on September 12, 2024 relating to the amendment (the “Amendment”) registering the Astoria International Quality Growth Kings ETF (the “International ETF”) and Astoria US Quality Growth Kings ETF (the “Growth ETF”) (the “Funds”), each a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Comment: As it relates to the Trust’s response to Comment 3 in the September 12, 2024 correspondence, the Staff continues to take the position that the Trust should remove the reference to the manager of manager exemptive relief (“MOM Order”) granted to the Funds’ investment adviser and the Trust since the Trust is not currently relying on the MOM Order for these Funds. The registration statement should include only information that is currently applicable to investors.
Response: The Trust respectfully declines to remove the MOM Order disclosure from the prospectus because the disclosure accurately describes the terms of the MOM Order should the Funds choose to rely on it. The disclosure states that the MOM Order “allows each Fund to operate in a ‘manager of managers’ structure,” but does not state that the Funds are required to do so or that they are currently doing so. The Amendment further states on page 14 of the Statement of Additional Information that “The Sub-Advisory Agreement was approved by…holders of a majority of the outstanding Shares [of the Funds],” which indicates that the Funds are not relying on the MOM Order.
The Trust notes that industry participants and the Staff have long treated multi-manager exemptive orders as not being in effect unless and until the exemption afforded by the order was relied upon by the applicants. Because the conditions of a multi-manager exemptive order require (i) previous disclosure in a prospectus of the effects of such exemptive order and (ii) approval by shareholders to permit the multi-manager structure prior to the use of such order, the Commission has regularly issued such orders prior to the date of their first use, as it would be impractical for applicants to request and obtain such relief solely at the time it is first needed.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Further, because sub-advisory agreements for a new fund are typically approved by the initial shareholder, new funds typically have no need to rely on multi-manager exemptive relief at their inception. Since the Commission has made it impractical to wait to obtain a multi-manager exemptive order until the time it is first needed, it would be improper for the Staff to interpret such relief as imposing a new slate of regulations/conditions on new funds that the Staff knows have no present need (and may not ever ultimately need) to rely on such relief.
The terms of the Trust’s exemptive order application, including the Commission’s Notice of such application, state that the MOM Order (and consequently, its conditions) would not apply to any fund until it was in compliance with the terms and conditions of the application:
Applicants request relief with respect to any existing or future series of the Trust … that: (a) is advised by Empowered…; (b) uses the manager-of-managers structure described in the application; and (c) complies with the terms and conditions of the application….
The Trust notes that there are ample examples of other funds that have been registered in the same manner as the Funds (i.e., containing disclosure about multi-manager relief while not yet relying on such relief and not yet complying with the conditions of such relief). See the following examples:
•Nicholas Fixed Income Alternative ETF, a series of Tidal Trust II (File No. 333-264478), Prospectus dated February 28, 2024 (filed Feb. 23, 2024) (Tidal Investments LLC was the investment adviser and BluePath Capital Management, LLC doing business as Nicholas Wealth Management was an investment sub-adviser), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1924868/000199937124002682/fiax-485bpos_022324.htm
•Bancreek U.S. Large Cap ETF, a series of Exchange Listed Funds Trust (File No. 333-180871), Prospectus dated December 18, 2023 (filed Dec. 18, 2023) (Exchange Traded Concepts, LLC was the investment adviser and Bancreek Capital Advisors, LLC was the sub-adviser), available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1547950/ 000121390023096430/ea166919_485bpos.htm
•Leatherback Long/Short Alternative Yield ETF, a series of Tidal ETF Trust (File No. 333-227298), Prospectus dated October 11, 2020 (filed Oct. 9, 2020) (Toroso Investments, LLC was the investment adviser and Leatherback Asset Management, LLC was the investment sub-adviser), available at https://www.sec.gov/Archives/edgar/data/1742912/ 000089418920008264/ck0001742912-20201009.htm
•Vident Core U.S. Bond Strategy ETF, Vident Core U.S. Equity Fund, and Vident International Equity Fund, each a series of ETF Series Solutions (File No. 333-179562), Prospectus dated December 31, 2015 (filed Dec. 30, 2015) (Exchange Traded Concepts, LLC was the investment adviser and Vident Investment Advisory, LLC was the investment sub-adviser), available at https://www.sec.gov/Archives/edgar/data/1540305/ 000089418915006667/ess-vident_485b.htm

As indicated in the September 12, 2024 correspondence, the Trust confirms that, at such time as it begins relying on the MOM Order, the Trust will comply with the conditions of the MOM Order, including with respect to a Fund’s name.
2.    Comment: As it relates to the Trust’s response to Comment 12 in the September 12, 2024 correspondence, the Staff wants to clarify its original comment noting that it did not intend for the Trust to remove the sentence saying the Fund intends to exclude the United States. The original comment was to adjust the sentence to remove “intends” and state affirmatively that the Fund will not invest in the United States. In addition, as it relates to Comment 6 in the September 12, 2024 correspondence, the Staff wants to clarify that it takes the position an “international” fund must invest in at least three countries beyond the United States.
“The Fund intends to exclude United States.”
Response: The Trust acknowledges the Staff’s position regarding an “international” fund must invest in at least three countries beyond the United States and confirms that the International ETF has committed to complying with that position. In addition, the Trust has added the sentence back to the prospectus and has revised it to remove “intends” from the sentence. See the revised sentence below.
“The Fund will exclude the United States.”
3.    Comment: As it relates to the Trust’s response to Comment 11 in the September 12, 2024 correspondence, supplementally clarify what the following sentence means.
“The Sub-Adviser may update the list of developed countries as deemed appropriate.”
Response: The Trust included the sentence to provide investors with notice that over time the list of developed countries may change. The Trust did not want to give the impression that this list is static and would never change. For example, a country may progress from an emerging markets country to a developed markets country, and the Sub-Adviser may elect to add that country to the Fund’s list of developed market countries.
4.    Comment: The Staff is reissuing Comment 14 as stated in the September 12, 2024 correspondence because it believes investors should be provided information on the “historical” period for assessing each metric. The Trust has restated Comment 14 below along with the original response.
Previous Comment: “In the Principal Investment Strategies section, please explain what the “historical” period is for assessing each metric. State what the time period is being considered for these metrics”.”
Previous Response: The metrics used to evaluate each factor vary by sector based on the Sub-Adviser’s assessment of which metric(s) have historically provided the best measure of that factor.
Response: The Trust respectfully declines to make any changes as it relates to this comment. The Trust continues to believe that providing broad date ranges as it relates to each of the factors is not material to shareholders understanding of the strategy and it may lead to confusion.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel

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